SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                        Alliance Capital Management L.P.
                        --------------------------------
                                (Name of Issuer)

                      Units of Limited Partnership Interest
                      -------------------------------------
                         (Title of Class of Securities)

                                 Not applicable
                             ----------------------
                                 (CUSIP Number)

                                 Jean Margo Reid
                                    SCB Inc.
             In care of Bernstein Investment Research and Management
                                767 Fifth Avenue
                            New York, New York 10153
                                 (212) 486-5800

                                 With copies to:
                            Donald C. Walkovik, Esq.
                               Sullivan & Cromwell
                                125 Broad Street
                            New York, New York 10004
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 2, 2000
                                 ---------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e),
              13d-1(f), or 13d-1(g), check the following box [__].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              (Page 1 of 13 Pages)

                        Exhibit Index Appears on Page 13

CUSIP No.  N/A                        13D                     Page 2 of 13 Pages

--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          SCB Inc.
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [  ]
                                                                   (b)  [  ]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

          OO
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)
                                                                        [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
                                   40,800,000
                               (all of the foregoing indirectly through SCB
 NUMBER OF                     Partners Inc.)
   SHARES                  -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY
   EACH                    -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
PERSON WITH                        40,800,000
                               (all of the foregoing indirectly through SCB
                               Partners Inc.)
                           -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          40,800,000 (all of the foregoing indirectly through SCB Partners Inc.)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                             [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          16.6%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

          HC, CO
--------------------------------------------------------------------------------

CUSIP No.  N/A                        13D                     Page 3 of 13 Pages


--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          SCB Partners Inc.
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [  ]
                                                                   (b)  [  ]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

          OO
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)
                                                                        [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

          New York
--------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
  NUMBER OF                        40,800,000
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY
    EACH                   -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
PERSON WITH                        40,800,000
                           -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          40,800,000
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                             [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          16.6%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

          CO
--------------------------------------------------------------------------------

CUSIP No.  N/A                        13D                     Page 4 of 13 Pages


ITEM 1.  SECURITY AND ISSUER.

         This Statement relates to the Units of Limited Partnership Interest of Alliance Capital Management L.P. (the "Units"), a Delaware limited partnership (the "Issuer"), which has its principal executive offices at 1345 Avenue of the Americas, New York, NY 10105.

ITEM 2.  IDENTITY AND BACKGROUND.

          (A-C).
          This Statement is being filed by SCB Inc. ("SCB") and SCB Partners Inc. ("Partners") (together, the "Reporting Persons"). Partners is a wholly-owned subsidiary of SCB.

          SCB is a Delaware corporation with its principal office and principal place of business at 767 Fifth Avenue, New York, New York 10153.

          Partners is a New York corporation with its principal office and principal place of business at 767 Fifth Avenue, New York, New York 10153.

          Prior to the consummation of the Acquisition (as defined in Item 4 below), SCB Inc. was the holding company of Sanford C. Bernstein & Co., Inc., a registered broker dealer and investment adviser, and certain other subsidiaries of SCB. Currently SCB is the holding company of Partners. Partners was created in connection with the Acquisition and directly owns
     40.8 million Units.

          The (i) name, (ii) business address and (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted for each director and executive officer of SCB and Partners is set forth in Appendix A attached hereto.

          (D) AND (E).
           Neither SCB nor Partners, and to the best knowledge of each of SCB and Partners, none of the persons listed in Appendix A hereto, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (F).
          Unless otherwise noted, all of the persons listed in Appendix A hereto are citizens of the United States of America. Mr. Fried is also a citizen of Israel.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On October 2, 2000, Partners acquired 40.8 million Units as part of the consideration paid in respect of consummation of the Acquisition (such Units, the "Acquired Units").

CUSIP No.  N/A                        13D                     Page 5 of 13 Pages


ITEM 4.  PURPOSE OF TRANSACTION.

         The purpose of the acquisition of the Acquired Units was for investment and to accomplish the sale of the assets and businesses of the subsidiaries of SCB, as contemplated by the Amended and Restated Acquisition Agreement, dated as of October 2, 2000 (the "Acquisition Agreement"), among SCB, Partners, Bernstein Technologies Inc., Sanford C. Bernstein & Co., LLC, SCB LLC, the Issuer, Alliance Capital Management LLC and Alliance Capital Management Holding L.P. ("Holding") (such sale, the "Acquisition").

         Each of the Reporting Persons, however, expects to evaluate on an ongoing basis the Issuer's and Holding's respective financial condition, business, operations and prospects, the market price of units of limited partnership of Holding, conditions in the securities markets generally, general economic and industry conditions and other factors. The Reporting Persons may purchase additional units of limited partnership interest of the Issuer or may sell, transfer or exchange the Acquired Units (in accordance with the terms of the agreements described in Item 6) from time to time (subject to any applicable limitations imposed on the sale of any of their Acquired Units by the Securities Act of 1933, as amended).

         As a result of the consummation of the Acquisition, Partners directly, and SCB indirectly, own 16.6% of the outstanding Units of the Issuer.

         Except as discussed herein, neither SCB nor Partners, and to the best knowledge of each of SCB and Partners none of the persons listed in Appendix A hereto, has any present plans or intention which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (A) AND (B).
         As of October 2, 2000, Partners owns directly 40.8 million Units. Based on the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, there were 246,373,518 Units outstanding as of October 2, 2000 (after giving effect to the issuance to Partners of 40.8 million units). As a result of the foregoing, Partners may be deemed to beneficially own 16.6% of the total number of the outstanding Units.

         Partners, a wholly-owned subsidiary of SCB, has the sole power to vote, or direct the vote, and the sole power to dispose of, or to direct the disposition of, the Acquired Units. SCB does not own beneficially any Units; however, Partners is a wholly-owned subsidiary of SCB.

         Except for the acquisition of Acquired Units described in Item 3, neither SCB nor Partners, and to the best knowledge of each of SCB and Partners, none of the persons listed in Appendix A hereto, owns any Units.

         (C).
         Except for the acquisition of Units described in Item 3, during the last 60 days, no transactions in the Units were effected by SCB, Partners, or to the best knowledge of each of SCB and Partners, by any of the persons listed in Appendix A hereto.

CUSIP No.  N/A                        13D                     Page 6 of 13 Pages


         (D).
         No person other than Partners, a wholly-owned subsidiary of SCB, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Units beneficially owned by Partners.

         (E).
         Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         In connection with the Acquisition, SCB and Partners entered into the following agreements with respect to securities of the Issuer, each of which is described in greater detail below: (1) the Acquisition Agreement, (2) a Registration Rights Agreement, dated as of October 2, 2000 (the "Registration Rights Agreement"), among Holding, SCB and Partners, (3) a Purchase Agreement, dated as of June 20, 2000 (the "Put Agreement"), among AXA Financial, Inc. ("AXA Financial"), the Issuer and SCB, and (4) a letter agreement, dated as of June 20, 2000 (the "Letter Agreement") between AXA Financial and SCB. Except for the matters described herein and in Item 4, SCB and Partners, and to the best knowledge of each of SCB and Partners, the persons listed in Appendix A hereto, have no other contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

         The Acquisition Agreement
         -------------------------

         Pursuant to the Acquisition Agreement, SCB and its subsidiaries, including Partners, have the right to receive one unit representing assignment of beneficial ownership of a limited partnership interest in Holding (each, a "Holding Unit") in exchange for each Acquired Unit (or such other rate of exchange of Holding Units for Units of Alliance as is applicable to all holders of Units of Alliance), subject to certain conditions. These conditions include, but are not limited to, (i) the Holding Units must be exempt from registration pursuant to the Securities Act of 1933, as amended (the "Securities Act"), and Holding must have received any necessary representations, opinions or other documentation in connection with such issuance; (ii) the issuance of the Holding Units must be permissible under the terms of the Amended and Restated Agreement of Limited Partnership of Alliance Holding dated as of October 29, 1999 (the "Alliance Holding Limited Partnership Agreement"); (iii) The Equitable Life Assurance Society of the United States ("Equitable") must consent to the transfer of the Acquired Units to Holding (which AXA Financial, Equitable's indirect parent, has agreed to cause Equitable to do); and (iv) SCB must provide an outside legal opinion stating that the exchange of Acquired Units for Holding Units constitutes a "block transfer" under applicable United States Treasury regulations.

         The Acquisition Agreement also restricts how and when SCB and its subsidiaries can transfer or dispose of the Acquired Units (or the Holding Units if the Acquired Units have been exchanged as described above). Unless otherwise permitted, SCB has agreed not to, directly or indirectly, offer, pledge, sell, or otherwise transfer or dispose of, directly or indirectly, any of the Acquired Units (or the Holding Units if the Acquired Units have been exchanged as described above), or any interest therein, any security convertible, exchangeable or exercisable for or repayable with any of the Acquired Units or any security or other interest in any person owning any of such units. SCB also has agreed that neither it nor any of its affiliates will enter into any swap, hedging transaction or other similar arrangement that

CUSIP No.  N/A                        13D                     Page 7 of 13 Pages


transfers to another, in whole or in part, any of the economic consequences of ownership (other than any permitted sale, assignment or pledge) of the Acquired Units.

         Notwithstanding the foregoing restrictions on transfer, SCB has the right to sell or assign up to 2.8 million of the Acquired Units (or the Holding Units if the Acquired Units have been exchanged as described above) at any time after October 2, 2000 and, beginning on October 2, 2002, up to an additional twenty percent of the Acquired Units per year. However, these transfers are permissible only if they (i) do not violate Holding's and the Issuer's internal written policies generally applicable to senior officers restricting sales of Units, (ii) qualify as a "block transfer" under applicable United States Treasury regulations and (iii) comply with all applicable provisions, conditions and requirements of the Alliance Capital Limited Partnership Agreement, dated as of October 29, 1999 (the "Alliance Capital Limited Partnership Agreement"), the Alliance Holding Limited Partnership Agreement (or other governing document) and the Acquisition Agreement. To the extent SCB does not transfer the maximum twenty percent of the Acquired Units (or Holding Units as the case may be) in any one year, SCB has the right to carry forward any balance to subsequent years; however, transfers made pursuant to SCB's right to exchange Acquired Units for Holding Units in accordance with the Acquisition Agreement are not applied toward the twenty percent limitation.

         Pursuant to the Acquisition Agreement, the Issuer agreed to appoint Mr. Lewis A. Sanders and Mr. Roger Hertog to its Management Compensation Committee.

         The Put Agreement
         -----------------

         Under the terms of the Put Agreement, the Issuer and AXA Financial have agreed to provide SCB and its subsidiaries liquidity rights with respect to the Acquired Units. Beginning October 2, 2002 and ending October 2, 2010, generally SCB has the right to put up to twenty percent of such Units to AXA Financial each year (less any Units SCB may have otherwise transferred that year). The purchase price for the Acquired Units sold to AXA Financial pursuant to the Put Agreement will be the average of the closing prices of a Holding Unit as quoted on the NYSE Composite Transactions Tape or as otherwise quoted or reported for the ten trading days ending on the fifth trading day following the date SCB notifies AXA Financial and the Issuer that it will exercise its put rights. The terms of the Put Agreement also include, but are not limited to, the following:
(i) SCB may exercise its put rights once per year; (ii) SCB may not deliver an exercise notice regarding its put rights until at least nine months after it delivers its immediately preceding exercise notice; (iii) the sale contemplated by an exercise notice must qualify as a "block transfer" under applicable United States Treasury regulations; and (iv) SCB may exercise its put rights only at times permitted by, and otherwise in compliance with, Holding's and the Issuer's then applicable internal written policies generally applicable to senior officers restricting sales of Units.

         Under the terms of the Put Agreement, AXA Financial has the right to defer SCB's rights thereunder in certain specified circumstances for up to 120 days. In addition, in the event SCB chooses to transfer Acquired Units to a third party, AXA Financial has a right of first refusal, subject to specified conditions, to purchase such Acquired Units.

         The Registration Rights Agreement
         ---------------------------------

         Pursuant to the Registration Rights Agreement, SCB is entitled, subject to certain exceptions and limitations stated therein, to demand that Holding register under the Securities Act, Holding Units

CUSIP No.  N/A                        13D                     Page 8 of 13 Pages


acquired or to be acquired in exchange for the Acquired Units. These rights commence October 2, 2002 and end October 2, 2010 and generally provide SCB with one demand registration statement each consecutive 365 day period commencing October 2, 2002 and 60 days during each such period, including not less than one period of 30 consecutive days, when SCB will be permitted to offer or sell Holding Units pursuant to such effective registration statement. The Registration Rights Agreement also provides SCB with certain piggyback registration rights and contains provisions regarding cutbacks, blackout periods, indemnification and other terms traditionally addressed in such agreements.

         Letter Agreement
         ----------------

         Pursuant to the Letter Agreement, AXA Financial has agreed to cause Messrs. Lewis A. Sanders and Roger Hertog to be elected to the board of directors of Alliance Capital Management Corporation, the general partner of each of the Issuer and Holding. The Letter Agreement provides that Messrs. Sanders and Hertog will each serve in this capacity for a term or successive terms ending not earlier than October 2, 2003; provided, however, that Mr. Sanders and/or Mr. Hertog may be removed if his employment with the Issuer is terminated. In the event that either or both Mr. Sanders and Mr. Hertog are removed from the board of Alliance Capital Management Corporation prior to October 2, 2003, then AXA Financial shall select a replacement from a list of names of persons previously agreed to by AXA Financial and SCB.

         The foregoing descriptions of the Acquisition Agreement, the Put Agreement, the Registration Rights Agreement and the Letter Agreement are subject to, and qualified in their entirety by reference to, the full text of such agreements, copies of which are filed as exhibits hereto and incorporated by reference into this Item 6.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

              Exhibit 1   -    Amended and Restated Acquisition Agreement, dated
                               as of October 2, 2000, among Alliance Capital
                               Management L.P., Alliance Capital Management
                               Holding L.P., Alliance Capital Management LLC,
                               SCB Inc. (f.k.a. Sanford C. Bernstein Inc.),
                               Bernstein Technologies Inc., SCB Partners Inc.,
                               Sanford C. Bernstein & Co., LLC and SCB LLC.

              Exhibit 2   -    Registration Rights Agreement, dated as of
                               October 2, 2000, by and among Alliance Capital
                               Management Holding L.P., SCB Inc. (f.k.a. Sanford
                               C. Bernstein Inc.) and SCB Partners Inc.

              Exhibit 3   -    Purchase Agreement, dated as of June 20, 2000, by
                               and among Alliance Capital Management L.P., AXA
                               Financial, Inc. and SCB Inc. (f.k.a. Sanford C.
                               Bernstein Inc.) (incorporated by reference to
                               Exhibit 22 of the Schedule 13D (Amendment No. 8) filed by Alliance Capital Management Holding L.P.
                               on June 30, 2000).

              Exhibit 4   -    Letter Agreement, dated as of June 20, 2000,
                               between SCB Inc. (f.k.a. Sanford C. Bernstein
                               Inc.) and AXA Financial, Inc. (incorporated by reference to Exhibit 23 of the Schedule 13D

CUSIP No.  N/A                        13D                     Page 9 of 13 Pages


                               (Amendment No. 8) filed by Alliance Capital
                               Management Holding L.P. on June 30, 2000).

              Exhibit 5   -    Agreement of Joint Filing, dated as of October
                               12, 2000, between SCB Inc. and SCB Partners Inc.

CUSIP No.  N/A                        13D                    Page 10 of 13 Pages


                                   APPENDIX A
                                 TO SCHEDULE 13D


         Set forth herein please find information concerning the Executive Officers and Directors of SCB Inc. ("SCB") and SCB Partners Inc. ("Partners") (each, a "Corporation"). Such information sets forth the name of the Executive Officer or Director, his/her position at the respective Corporation and his/her present principal occupation or employment, if other than that held at the respective Corporation. Unless otherwise indicated, the principal business address of each of the Executive Officers and Directors set forth below is 767 Fifth Avenue, New York, New York 10153.

       Executive Officers and Directors of SCB Inc. and SCB Partners Inc.*


                                                                           Principal Occupation/
        Name                    Position at the Corporations                     Employment
        ----                    ----------------------------                     ----------

Lewis A. Sanders             Chairman; Chief Executive Officer       Director; Vice Chairman, Chief
                                                                     Investment Officer**

Roger Hertog                 Director; President and Chief           Vice Chairman**
                             Operating Officer

Andrew S. Adelson            Director; Senior Vice President         Executive Vice President; Chief
                                                                     Investment Officer, International
                                                                     Value Equities**

Kevin R. Brine               Director; Senior Vice President         Head of Non-U.S. Asset
                                                                     Management Services**

Charles C. Cahn, Jr.         Director; Senior Vice President         Coordinator of Merger
                                                                     Integration**

Marilyn Goldstein Fedak      Director; Senior Vice President         Executive Vice President; Chief
                                                                     Investment Officer, U.S. Value
                                                                     Equities**

Arthur W. Fried              Director                                Executor, Estate of Zalman C.
                                                                     Bernstein

----------

*The listed individuals hold identical positions for both SCB and Partners.

**Indicated director and officer positions are with Alliance Capital Management Corporation, the general partner of each of Alliance and Holdings; employment and other positions are with Alliance; the principal business address is 1345 Avenue of the Americas, New York, New York 10105.

/

CUSIP No.  N/A                        13D                    Page 11 of 13 Pages


Michael L. Goldstein         Director; Senior Vice President         Executive Vice President; Chief
                                                                     Investment Strategist, Institutional
                                                                     Services**

Thomas S. Hexner             Director; Senior Vice President         Head of Private Client
                                                                     Services**

Gerald M. Lieberman          Director; Senior Vice President;        Executive Vice President, Finance
                             Treasurer                               and Operations**

Marc O. Mayer                Director; Senior Vice President         Chief Executive Officer of
                                                                     Sanford C. Bernstein & Co. LLC

Jean Margo Reid              Director; Senior Vice President;        Counsel**
                             Secretary

Francis H. Trainer, Jr.      Director; Senior Vice President         Chief Investment Office, Fixed
                                                                     Income-Bernstein Investment
                                                                     Management Research Unit**

CUSIP No.  N/A                        13D                    Page 12 of 13 Pages


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

DATED:  October 12, 2000

                                             SCB INC.



                                             By: /s/ Jean Margo Reid
                                                --------------------------------
                                                Name:  Jean Margo Reid
                                                Title: Senior Vice President
                                                       and Secretary



                                             SCB PARTNERS INC.



                                             By: /s/ Jean Margo Reid
                                                --------------------------------
                                                Name:  Jean Margo Reid
                                                Title: Senior Vice President
                                                       and Secretary

CUSIP No.  N/A                        13D                    Page 13 of 13 Pages


                                  EXHIBIT INDEX


Exhibit Number      Description
--------------      -----------

1 Amended and Restated Acquisition Agreement, dated as of October 2, 2000, among Alliance Capital Management L.P., Alliance Capital Management Holding L.P., Alliance Capital Management LLC, SCB Inc. (f.k.a. Sanford C. Bernstein Inc.), Bernstein Technologies Inc., SCB Partners Inc., Sanford C. Bernstein & Co., LLC and SCB LLC.

2 Registration Rights Agreement, dated as of October 2, 2000, by and among Alliance Capital Management Holding L.P., SCB Inc. (f.k.a. Sanford C. Bernstein Inc.) and SCB Partners Inc.

3 Purchase Agreement, dated as of June 20, 2000, by and among Alliance Capital Management L.P., AXA Financial, Inc. and SCB Inc. (f.k.a. Sanford C. Bernstein Inc.) (incorporated by reference to Exhibit 22 of the Schedule 13D (Amendment No.
                    8) filed by Alliance Capital Management Holding L.P., on June 30, 2000).

4 Letter Agreement, dated as of June 20, 2000, between SCB Inc. (f.k.a. Sanford C. Bernstein Inc.) and AXA Financial, Inc. (incorporated by reference to Exhibit 23 of the Schedule 13D (Amendment No. 8) filed by Alliance Capital Management Holding L.P. on June 30, 2000).

5 Agreement of Joint Filing, dated as of October 12, 2000, between SCB Inc. and SCB Partners Inc.